SO 3/29/05



S 05040073 COMMISSION 49

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 41152

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HKS & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24 CHRISTY DRIVE
(No. and Street)

WARREN (City) N.J. (State) 07059-6830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VENKATRAMAN, RAVI
(Name – *if individual, state last, first, middle name*)

1502 NORTH OAKS BLVD. (Address) NORTH BRUNSWICK (City) NJ. (State) 08902 (Zip Code)


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2005
WASH. D.C.
185
SECTION

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2005
THOMSON FINANCIAL

PROCESSED
APR 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM 4-11-2005

4/7

NET CAPITAL COMPUTATION OF HKS & COMPANY, INC.

(as of December 31, 2004)

Capital Stock (as of 12/31/2004)	$584,859.37
Earned Surplus (as of 12/31/2004)	(460,259.01)
Total Revenue (During 2004)	141,638.51
Total Adjusted Expenses (During 2004)	(178,384.19)
Total Capital (as of 12/31/2004)	$124,600.36
Deduction from Capital:	
Net Furniture and Other Fixed Assets (as of 12/31/2004)	$58,903.66
Amount Due from the Officer	00.00
Total Deductions	58,903.66
Total Net Capital (as of 12/31/2004)	$65,696.70

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY OF HKS & COMPANY, INC.

(as of December 31, 2004)

Beginning Balance (as of 01/01/2004)	$111,346.04
Common Stock	00.00
Additional Paid in Capital	584,859.37
Retained Earnings	(460,259.01)
Ending Balance (as of 12/31/2004)	124,600.36
Net Change during the Year 2004	$ 13,524.32

Computation for Determination of Reserve requirements Pursuant to Rule 15c3-3:

HKS & Company, Inc. does not hold any customer accounts, and thus, does not hold any customer securities or funds. This was confirmed as part of the annual audit. Thus, this requirement is not applicable to HKS & Company, Inc.

Computation Related to the Possession of Control Requirements Under Rule 15c3-3:

HKS & Company, Inc. does not hold any customer accounts, and thus, does not hold any customer securities or funds. This was confirmed as part of the annual audit. Thus, this requirement is not applicable to HKS & Company, Inc.

FOLLOWING MATERIAL INADEQUACIES WERE FOUND DURING THE AUDIT OF HKS & COMPANY, INC. FOR THE YEAR ENDING DECEMBER 31, 2004.

None. Please see the attached report.

RECONCILIATION BETWEEN THE AUDITED COMPUTATION OF NET CAPITAL AND BD'S CORRESPONDING UNAUDITED PART II A, INCLUDING EXPLANATIONS FOR THE PERIOD ENDING DECEMBER 31, 2004.

The actual depreciation for 2004 was $ 2,757, and not $ 3,935.56, as reported in the unaudited Focus II A filing. However, this reconciliation had no impact on the net capital computation, which remains the same as reported in the unaudited Focus II A report.